UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Clever Leaves Holdings Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

186760203

(CUSIP Number of Class of Securities)

BCM Investimentos Fundo de Investimento
Multimercado Crédito Privado Investimento no Exterior

B.Side Wealth Management Gestão de Recursos Ltda.
Antonio Costa

Martim Prado Mattos

Rua Joaquim Floriano, 960

17th Floor, Itaim Bibi

São Paulo, SP. Brazil. 04534-004
+55 11 4502 1234

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 186760203	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS BCM Investimentos Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,236
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,236
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.36%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IV

[1]	Based on 1,754,795 Shares outstanding as of March 19, 2024, as disclosed in the Annual Report on Form 10-K filed by the Issuer with the SEC on April 1, 2024 (the “Form 10-K”).

SCHEDULE 13D

CUSIP No. 186760203	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS B.Side Wealth Management Gestão de Recursos Ltda.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO; AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,236
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,236
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.36%[2]
14		TYPE OF REPORTING PERSON (See Instructions) IA; OO

[2]	Based on 1,754,795 Shares outstanding as of March 19, 2024, as disclosed in the Form 10-K.

SCHEDULE 13D

CUSIP No. 186760203	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Antonio Costa
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,236
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,236
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.36%[3]
14		TYPE OF REPORTING PERSON (See Instructions) IN; OO

[3]	Based on 1,754,795 Shares outstanding as of March 19, 2024, as disclosed in the Form 10-K.

SCHEDULE 13D

CUSIP No. 186760203	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS Martim Prado Mattos
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,236
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,236
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.36%[4]
14		TYPE OF REPORTING PERSON (See Instructions) IN; OO

[4]	Based on 1,754,795 Shares outstanding as of March 19, 2024, as disclosed in the Form 10-K.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024 (the “Original Statement”; as amended by this Amendment, this “Statement”), with respect to the common shares, without par value (the “Shares”), of Clever Leaves Holdings, Inc., a corporation organized under the laws of the province of British Columbia under the Business Corporations Act (British Columbia) (the “Issuer”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the addition of the following information:

On May 16, 2024, BCM Fund acquired an aggregate of 172,963 Shares in open market transactions. The Reporting Persons expended an aggregate of approximately $476,285 (inclusive of commissions paid in connection with such transactions) to acquire the 172,963 Shares acquired in open market purchases on May 16, 2024.

On May 17, 2024, BCM Fund acquired an aggregate of 2 Shares in open market transactions. The Reporting Persons expended an aggregate of approximately $105 (inclusive of commissions paid in connection with such transactions) to acquire the 2 Shares acquired in open market purchases on May 17, 2024.

The purchases on May 16, 2024 and May 17, 2024 were made out of the working capital of BCM Fund. No part of the aggregate purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is hereby amended in its entirety to read as follows:

(a) and (b)

All percentages of Shares outstanding contained herein are based on 1,754,795 Shares outstanding as of March 19, 2024, as disclosed in the Annual Report on Form 10-K filed by the Issuer with the SEC on April 1, 2024.

As of the date hereof:

(i)	BCM Fund holds of record 322,236 Shares, representing approximately 18.36% of the Shares outstanding. Due to the relationships described in Item 2 above, BCM Fund may be deemed to share voting and investment power with B.Side Management, Mr. Costa and Mr. Mattos with respect to all 322,236 Shares.

(ii)	Due to the relationships described in Item 2 above, B.Side Management may be deemed to share voting and investment power with BCM Fund, Mr. Costa and Mr. Mattos with respect to all 322,236 Shares disclosed as beneficially owned by the Reporting Persons herein, representing approximately 18.36% of the Shares outstanding.

(iii)	Due to the relationships described in Item 2 above, Mr. Costa may be deemed to share voting and investment power with BCM Fund, B.Side Management and Mr. Mattos with respect to all 322,236 Shares disclosed as beneficially owned by the Reporting Persons herein, representing approximately 18.36% of the Shares outstanding. Mr. Costa disclaims beneficial ownership in all 322,236 Shares reported herein, except to the extent of his pecuniary interest therein.

(iv)	Due to the relationships described in Item 2 above, Mr. Mattos may be deemed to share voting and investment power with BCM Fund, B.Side Management and Mr. Costa with respect to all 322,236 Shares disclosed as beneficially owned by the Reporting Persons herein, representing approximately 18.36% of the Shares outstanding.

Item 5(c) of the Statement is hereby amended and supplemented by the addition of the following information:

(c)           Schedule I hereto sets forth all transactions with respect to the Shares effected by the Reporting Persons since the filing of the Original Statement. All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 21, 2024

BCM Investimentos Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior

By:	B.Side Wealth Management Gestão de Recursos Ltda., as Fund Manager

By:	/s/ Antonio Costa
Antonio Costa, CEO

B.Side Wealth Management Gestão de Recursos Ltda.

By:	/s/ Antonio Costa
Antonio Costa, CEO

/s/ Antonio Costa
Antonio Costa

/s/ Martim Prado Mattos
Martim Prado Mattos

SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price per Share
BCM Investimentos Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“BCM Fund”)	May 16, 2024	158,007	$2.679
BCM Fund	May 16, 2024	9,956	$2.952
BCM Fund	May 16, 2024	5,000	$2.980
BCM Fund	May 17, 2024	2	$2.200